 KONGZHONG CORPORATION ANNOUNCES UNAUDITED FIRST QUARTER 2005 FINANCIAL RESULTS
                THE COMPANY REPORTS RECORD REVENUE OF $17 MILLION

     Beijing, China, May 23, 2005 - KongZhong Corporation (NASDAQ : KONG), a leading provider of advanced second generation (2.5G) wireless value added services in China, today announced its first quarter 2005 financial results.


     FINANCIAL HIGHLIGHTS:

* Revenue for the quarter grew 138% year-over-year and 3% sequentially to a record $17 million.

* 2.5G revenue grew 161% year-over-year but declined 7% sequentially to $13.68 million.

*    2G revenue grew 71% year-over-year and 89% sequentially to $3.25 million.

* Net income for the quarter increased 87% year-over-year but declined 10% sequentially to $5.88 million. Diluted earnings per ADS was $0.17, up from $0.11 in 1Q04 but down from $0.19 in 4Q04.

* The operating expenses include $0.86 million in legal expenses related to the issues raised in the class-action litigation commenced in August 2004. If the company had not incurred these legal expenses, the diluted earnings per ADS would have been $0.02 greater for the quarter.


          Commenting on the results, the Company's Chairman and CEO, Yunfan Zhou, said, "We are pleased to announce that we have met our guidance by growing our first quarter revenue by 3% sequentially and 138% year-over-year, despite a challenging regulatory and market environment. In the first quarter, China Mobile changed its MMS revenue recognition policy and this caused our MMS revenue to decline from last quarter. Thanks to our diversified growth strategy and broad product portfolio, we were able to offset the decline in MMS revenue and continue to maintain our leadership position in the 2.5G market in China. We believe we are in an excellent position to capture the market growth opportunity in 2.5G and 3G services in the future."


          Business Highlights:

* The Company believes it remained the leader in China in terms of revenue from

     2.5G services, including WAP, MMS, and Java.

* The Company grew its mobile game revenue from 2.5G services by 5% sequentially to approximately $1.63 million in 1Q05.

* The Company offer color ring back tone (CRBT) services through 32 provincial operators of China Mobile, China Unicom, China Netcom, and China Telecom.

*    The Company signed agreements with:

     *    IN-FUSIO to license its Die Hard and Midtown Madness mobile games;

     *    Gameloft to license its famous Asphalt mobile game;

     * Famous actor and comedian Ge You to exclusively use his voice for Color Ring Back Tone and Ring Tone products in China.

* The Company acquired rights to enjoy all the economic interest in Beijing Wireless Interactive Technology Co. Ltd., or Beijing Wireless Interactive, a wireless value-added services provider, for RMB 13.84 million (approximately $1.68 million) by having KongZhong Corporation and its subsidiaries, enter into a series of contractual arrangements with Beijing Wireless Interactive and its shareholders. These arrangements will allow the Company to account for Beijing Wireless Interactive as its wholly owned subsidiary.

* The Company entered into a definitive agreement on May 12, 2005 pursuant to which its operating companies, Beijing AirInbox Information Technologies Co., Ltd. and Beijing Wireless Interactive will acquire Tianjin Mammoth Technology Company, a well known mobile game developer in China.


     FINANCIAL RESULTS:

     (Note: Unless otherwise stated, all financial statement amounts used in this press release are based on US GAAP and denominated in US dollars.)



     Revenues
     --------

     Revenues for the quarter totaled a record $17 million, up 138% from the same period of the previous year and up 3% from 4Q04. Revenues from 2.5G wireless value-added services accounted for 80% of total revenues and revenues from 2G wireless value-added services represented the remaining 20%. (See table below for a detailed breakdown.)

\
     Revenues from 2.5G services, which include services delivered using wireless access protocol (WAP), multimedia messaging service (MMS), and Java technology, grew 161% from 1Q04 but declined 7% from 4Q04 to $13.68 million in 1Q05. The sequential decline in 2.5G revenues resulted from a 54% decrease in MMS revenue from 4Q04. WAP revenues in 1Q05 were $10.24 million, up 195% from 1Q04 and 32% from 4Q04. MMS revenues in 1Q05 were $3.09 million, up 84% from 1Q04 but down 54% from 4Q04. As disclosed in the forth quarter 2004 earnings release, the sequential decline in MMS revenues was mainly caused by the new MMS revenue recognition policy introduced by China Mobile in January. Java revenues in 1Q05 were $0.36 million, up 285% from 1Q04 and 32% from 4Q04.

     Revenue from 2G services, which include short messaging service (SMS), interactive voice response (IVR), and color ring back tone (CRBT), grew 71% from 1Q04 and 89% from 4Q04 to $3.25 million in 1Q05. Growth in IVR accounted for the largest increase in 2G revenues, followed by growth in SMS and CRBT. SMS revenues in 1Q05 were $2.03 million, up 11% from 1Q04 and 64% from 4Q04. IVR revenues in 1Q05 were $1.14 million, up 2298% from 1Q04 and 153% from 4Q04.


                                 1Q04         2Q04         3Q04         4Q04         1Q05

     2.5G:                        73%          80%          85%          90%          80%
           WAP                    48%          41%          48%          47%          60%
           MMS                    24%          37%          35%          41%          18%
           Java                    1%           2%           2%           2%           2%
     2G:                          27%          20%          15%          10%          20%
           SMS                    26%          18%          12%           7%          12%
           IVR                     1%           2%           3%           3%           7%
           CRBT and others         0%           0%           0%           0%           1%
     Total                       100%         100%         100%         100%         100%


     By service category, the Company derived 52% of its revenues from interactive entertainment, 23% from media services, and 25% from community-related services.


                                          1Q04         2Q04         3Q04         4Q04         1Q05

     Interactive Entertainment             56%          47%          47%          50%          52%
     Media                                 25%          37%          36%          36%          23%
     Community                             19%          16%          17%          14%          25%
     Total                                100%         100%         100%         100%         100%


     Expenses
     --------

     Cost of revenues in 1Q05 totaled $6.25 million, an increase of 179% from 1Q04 and 11% from 4Q04. The year-over-year increase was driven by higher business turnover and was primarily due to increased payments to mobile operators, handset manufacturers, and content partners. Gross margin for the quarter was 63%, compared to 69% in the same period of last year and 66% in 4Q04. The sequential decline was primarily due to an increase of transmission payments to operators resulting from the higher volume of messages sent and an increase of payment to the handset manufactures.

     Total operating expenses in 1Q05 were $5.34 million, an increase of 202% from the same period in 2004 and 17% from 4Q04. The sequential increase was largely due to the $0.86 million in legal expenses related to the issues raised in the class-action litigation.

     Total operating expenses represented 31% of revenues, compared to 25% and 28% of revenues in 1Q04 and 4Q04, respectively. The $0.86 million in legal expenses related to the issues raised in the class-action litigation represented 5% of revenues in 1Q05. Product development expenses increased by 4% from 4Q04 and represented 8.6% of revenues. Sales and marketing expenses declined 29% from 4Q04 and represented 5.9% of revenues. General and administrative expenses increased by 14% from 4Q04 and represented 7.1% of revenues. Sales tax increased by 24% from 4Q04 and represented 4% of revenues. Amortization of deferred stock compensation was flat from 4Q04 and represented 0.8% of revenues.

     Our headcount increased 11% from 541 at the end of 4Q04 to 601 as of March 31, 2005.


     Earnings
     --------

     Net income totaled $5.88 million in the first quarter, an increase of 87% from $3.14 million in the same period of last year but a decline 11% from $6.60 million in 4Q04. The decline was largely due to the $0.86 million in legal expenses related to the issues raised in the class-action litigation.

     As a result of the increases in operating expenses, the Company's net margin contracted from 44% in 1Q04 and 40% in 4Q04 to 35% in 1Q05. Diluted earnings per ADS was $0.17, up from $0.11 in 1Q04 but down from $0.19 in 4Q04. If the Company had not incurred the $0.86 million in legal expenses related to the issues raised in the class-action litigation, the net margin would have been flat from the previous quarter and the diluted earnings per ADS would have been $0.02 greater in 1Q05.


     Balance Sheet and Cash Flow
     ---------------------------

     At the end of the quarter, the Company had $96.22 million in cash and cash equivalent funds and $112 million in total assets.

     Cash flow from operating activities totaled $6.78 million in the first quarter, compared to $2.24 million in 1Q04 and $8.99 million in the forth quarter of 2004. The net increase in cash and cash equivalents was $5.50 million.


     Appointment of the Senior Vice President of Finance
     ---------------------------------------------------

     Mr. JP Gan, Senior Vice President of Finance, joined the Company on May 16, 2005. Mr. Gan reports to Nick Yang, the Company's Co-founder and President, who continues to oversee the financial department's day-to-day operations as the Company's acting Chief Financial Officer.

     2Q05 BUSINESS OUTLOOK:

     The Company expects revenues for 2Q05 to be between $17 million and $17.5 million. The Company anticipates its WAP revenue in the second quarter 2005 will decline from the first quarter as a result of changes to China Mobile's WAP revenue recognition policy that were introduced in the second quarter. The Company, however, expects that the diversified growth in its other services will offset the decline in WAP revenue in the second quarter 2005.


     WEBCAST OF CONFERENCE CALL:

The Company's management team will conduct a conference call at 11:00 pm Beijing time (11:00 am Eastern time and 8:00 am Pacific time) on May 23. A webcast of this conference call will be accessible on the Company's web site at http://ir.kongzhong.com.

 KONGZHONG CORPORATION

                   Condensed Consolidated Statements of Income
      (US$ thousands, except percentages, per share data, and share count)
                                   (unaudited)


                                                           FOR THE THREE     FOR THE THREE    FOR THE THREE
                                                            MONTHS ENDED      MONTHS ENDED     MONTHS ENDED
                                                           MAR. 31, 2004     DEC. 31, 2004    MAR. 31, 2005
                                                           -------------     -------------    -------------

Revenues                                                          $7,148           $16,494          $17,001
Cost of revenues                                                   2,239             5,648            6,247
                                                           -------------     -------------    -------------
Gross profit                                                       4,909            10,846           10,754
Operating expense
  Product development                                                716             1,412            1,463
  Sales & marketing                                                  294             1,413              997
  General & administrative                                           676             1,606            1,885
  Legal expenses related to the issues raised in                       -                 -              856
  the class-action litigation commenced in August
  2004
  Amortization of deferred stock
   compensation                                                       81               135              135
                                                           -------------     -------------    -------------
  Subtotal                                                         1,767             4,566            5,336
Operating income                                                   3,142             6,280            5,418

Non-operating expense (income)
 Interest expense                                                    (1)             (333)            (496)
 Others                                                                1                14                3
                                                           -------------     -------------    -------------
 Subtotal                                                              0             (319)            (493)
                                                           -------------     -------------    -------------
Income before tax                                                  3,142             6,599            5,911
Income tax expense                                                     -                                 27
                                                           -------------     -------------    -------------
Net income                                                         3,142             6,599            5,884
                                                           =============     =============    =============

Basic earnings per ADS                                             $0.27             $0.19            $0.17
Diluted earnings per ADS                                           $0.11             $0.19            $0.17

MARGIN ANALYSIS:
Gross margin                                                       68.7%             65.8%            63.3%
Operating margin                                                   44.0%             38.1%            31.9%
Net margin                                                         44.0%             40.0%            34.6%


                                                           FOR THE THREE     FOR THE THREE    FOR THE THREE
                                                            MONTHS ENDED      MONTHS ENDED     MONTHS ENDED
                                                           MAR. 31, 2004     DEC. 31, 2004    MAR. 31, 2005
                                                           -------------     -------------    -------------

ADDITIONAL DATA:
2.5G revenue                                                      $5,245           $14,773          $13,684
2G revenue                                                         1,903             1,719            3,246
ADS outstanding (million)                                          11.73             34.25            34.28
ADS used in diluted EPS calculation (million)                      27.46             35.51            35.41


KongZhong Corporation

                 Condensed Consolidated Statements of Cash Flows

                                 (US$ thousands)
                                   (unaudited)


                                                                   FOR THE 3-MONTH           FOR THE 3-MONTH
                                                                         ENDED                    ENDED
                                                                    MAR. 31, 2004             MAR. 31, 2005
                                                                   ---------------           ---------------

Cash Flows From Operating Activities
Net Income                                                                  $3,142                    $5,884
Adjustments
   Amortization of deferred stock compensation                                  81                       135
   Depreciation and amortization                                               114                       349
   Disposal of fixed assets                                                      1                         3
   Changes in operating assets and liabilities                             (1,095)                       407
                                                                   ---------------           ---------------
Net Cash Provided by Operating Activities                                    2,243                     6,778

Cash Flows From Investing Activities
Purchase of property & equipment                                             (371)                     (230)
Acquisition of investments                                                       -                     (985)
                                                                   ---------------           ---------------
Net Cash Used in Investing Activities                                        (371)                   (1,215)

Cash Flows From Financing Activities
Issuance of New Equity                                                           -                        38
Increase (decrease) in minority interest                                       121                      (97)
                                                                   ---------------           ---------------
Net Cash Provided by (used in) Financing Activities                            121                      (59)

Translation Adjustments                                                          -                       (2)

Net increase in Cash and Cash Equivalents                                    1,993                     5,502
Cash and Cash Equivalents, Beginning of Period                               3,743                    90,714
Cash and Cash Equivalents, End of Period                                     5,736                    96,216


                              KongZhong Corporation

                      Condensed Consolidated Balance Sheets

                                 (US$ thousands)
                                   (unaudited)

                                                DEC. 31, 2004       MAR. 31, 2005
                                                -------------       -------------

Cash and cash equivalents                             $90,714             $96,216
Accounts receivable                                    10,199              11,421
Other current assets                                      720                 719
                                                -------------       -------------
Total current assets                                  101,633             108,356

      RENTAL DEPOSITS                                     256                 376
Property and equipment (net)                            2,484               2,371
Long-term investment                                        -                 500
Goodwill and other intangible assets                        -                 471
                                                -------------       -------------
Total assets                                         $104,373            $112,074

Accounts payable                                        2,499               3,971
Other current liabilities                               1,899               2,180
Amount due to related party                                46                  36
                                                -------------       -------------
Total current liabilities                               4,444               6,187

Minority interest                                         121                  24
                                                -------------       -------------
Total liabilities                                       4,565               6,211
Shareholders' equity                                   99,808             105,863
                                                -------------       -------------
Total liabilities & shareholders' equity             $104,373            $112,074


ABOUT KONGZHONG:

KongZhong Corporation is a leading provider of advanced second generation (2.5G) wireless interactive entertainment, media, and community services to consumers in China. The Company delivers a broad range of services, through multiple technology platforms, which users can access directly from their mobile phones by choosing an icon embedded in select models of handsets or from a mobile operator's portal or web site.


SAFE HARBOR STATEMENT

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services market and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China's wireless interactive services market and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in this market; the state of and any change in our relationship with China's telecommunications operators; our dependence on the billing systems of mobile operators for our performance; changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.


KONGZHONG CONTACTS

Investor Contact:                                   Media Contact:
JP Gan                                              Xiaohu Wang
Senior Vice President of Finance                    Manager
Tel.:   +86 10 8857 6000                            Tel:    +86 10 8857 6000
Fax:    +86 10 8857 5891                            Fax:    +86 10 8857 5900
E-mail: ir@kongzhong.com                            E-mail: xiaohu@kongzhong.com
        ----------------